NEWS RELEASE

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2015 SECOND QUARTER FINANCIAL RESULTS TUESDAY, AUGUST 4, 2015 AT 11:00 AM (ET)

July 6, 2015 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2015 second quarter financial results will be released prior to the market open on Tuesday, August 4, 2015. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Tuesday, August 4 at 11:00 AM (ET). Scheduled speakers are Ric Clark, chief executive officer, Bryan Davis, chief financial officer, Brian Kingston, president and chief investment officer and John Stinebaugh, chief operating officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on August 4, 2015.

To participate in the conference call, please dial toll free 800-967-7138 or toll 719-457-2642, passcode: 2917635, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through September 3, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 2917635. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Brookfield Property Partners is one of the world’s largest commercial real estate companies with a goal of being the leading global owner, operator and investor in best-in-class commercial property assets. Brookfield’s diversified portfolio includes interests in more than 100 premier office properties and 150 best-in-class retail malls around the globe. The company also holds interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Matt Cherry, VP, Investor Relations & Communications

(212) 417-7488; matthew.cherry@brookfield.com